Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Via EDGAR Correspondence

May 4, 2018

Mr. Dominic Minore

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SSGA Master Trust (the “Registrant”); SEC File No. 811-22705; Amendment No. 11 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 11”)

Dear Mr. Minore:

This letter responds to comments provided in a telephonic conversation with me on Friday, December 15, 2017, with respect to Amendment No. 11. Amendment No. 11 was filed on October 27, 2017 and included disclosure with respect to the SSGA Multi-Asset Real Return Portfolio, SSGA Income Allocation Portfolio, SSGA Global Allocation Portfolio, Blackstone / GSO Senior Loan Portfolio, SSGA Ultra Short Term Bond Portfolio, State Street DoubleLine Total Return Tactical Portfolio, SSGA MFS Systematic Core Equity Portfolio, SSGA MFS Systematic Growth Equity Portfolio and SSGA MFS Systematic Value Equity Portfolio, each a series of the Registrant (each, a “Portfolio” and collectively, the “Portfolios”), as set forth in the Parts A and B filed as part of Amendment No. 11.

Summaries of the comments with respect to the Portfolios, and responses thereto on behalf of the Registrant, are provided below. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 11.

Part A Comments

All Portfolios

1.	Comment: In the “Non-Principal Strategies” section, the disclosure under the “Lending of Securities” discussion states a Portfolio may “lend its portfolio securities in an amount not to exceed 40% of the value of its net assets via a securities lending program.” A fund’s securities lending program typically follows existing staff guidance, including published no-action letters. SEC guidance limits lending to 1/3 of a fund’s assets. Please reconcile a Portfolio’s purported ability to lend portfolio securities in an amount not to exceed 40% of the value of its net assets with existing staff guidance or explain why you believe the Portfolio’s threshold is appropriate.

Response: The Registrant confirms each of its series will lend its portfolio securities consistent with the 33 1/3% limit noted in the comment. The Registrant understands the Staff’s position is that a Portfolio’s limitation on lending is determined with respect to a Portfolio’s total assets. The 40% limit imposed by the Portfolio is with respect to a Portfolio’s net assets. The Registrant believes that this limit is consistent with the 33 1/3% limit. By way of example, if a Portfolio with a $100 portfolio were to lend 40% of its net assets ($40), the Portfolio would receive collateral in an amount at least equal to the current market value of the securities loaned

($40), so that its total assets would equal at least $140.1 As a result, the amount of the Portfolio’s securities lending would represent at most ~28.5% of the Portfolio’s total assets.

The Registrant further notes that the fundamental policy included in the Part B with respect to loans restricts a Portfolio from making loans to another person except as permitted by the Investment Company Act of 1940 (the “1940 Act”) or other governing statute, by the Rules thereunder, or by the SEC or other regulatory agency with authority over the Portfolio. The disclosure following the investment restrictions states that the 1940 Act currently permits each Portfolio to loan up to 33 1/3% of its total assets.

2.	Comment: Please revise the below paragraph in the “Conflicts of Interest Risk” discussion under “Non-Principal Risks” to state that the foregoing paragraphs reflect the potential conflicts which are currently known or reasonably anticipated. In addition, please expand the disclosure to address all known material conflicts of interest.

The foregoing does not purport to be a comprehensive list or complete explanation of all potential conflicts of interests which may affect the Portfolio. The Portfolio may encounter circumstances, or enter into transactions, in which conflicts of interest that are not listed or discussed above may arise.

Response: The Registrant believes the current “Conflicts of Interest Risk” discussion presents a reasonable and informative discussion of all known material conflicts of interest. The Registrant will consider revising the disclosure in future amendments to the Registrant’s Registration Statement as appropriate.

3.	Comment: The Staff notes inclusion of a discussion of “Unconstrained Sector Risk” as a principal risk for certain of the Portfolios, but also notes that each Portfolio has adopted a fundamental policy to not concentrate its investments in a particular industry or group of industries. Please explain how inclusion of “Unconstrained Sector Risk” is consistent with a Portfolio’s non-concentration fundamental policy. In addition, please undertake in your response to provide specific sector or industry principal risk disclosure whenever a substantial portion of a Portfolio’s assets are so invested as a principal investment strategy.

Response: The Registrant includes the discussion of “Unconstrained Sector Risk” as a principal risk for Portfolios that may invest a significant portion of their assets in one or more sectors at the discretion of the Adviser. The Registrant confirms each Portfolio complies with and will continue to comply with its fundamental policy to not concentrate its investments in a particular industry or group of industries. As such, the Registrant believes the “Unconstrained Sector Risk” discussion is consistent with the fundamental policy adopted by each Portfolio. As part of the annual update process, to the extent a Portfolio invests a significant portion of its assets in a particular sector as of a recent date, the Registrant will include appropriate disclosure.

SSGA Multi-Asset Real Return Portfolio

4.	Comment: The Staff notes a general discussion of the risks related to investments in derivatives under “Derivatives Risk” in the “Additional Risk Information-Principal Risks” section. With

[1]	In the Brinson Funds no-action letter, the Staff concluded “that when a fund lends its portfolio securities, the collateral (i.e., the cash or securities that the fund is obligated to return) can be included as part of the fund’s total assets in calculating the percentage of the fund’s total assets on loan” (The Brinson Funds, et al., SEC No-Action Letter (pub. avail. Nov. 25, 1997)).

respect to the Portfolio’s derivatives disclosure, please provide a tailored discussion that would be more meaningful to investors. In this regard, the revised risk disclosure should be expanded to include the specific types of derivatives and the related risks, presented in the context of the derivatives in which the Portfolio expects to principally invest, either directly or indirectly through its ETP investments.

Response: As noted in “The Portfolio’s Principal Investment Strategy” section, the Portfolio may invest in ETPs that gain exposure to commodities through the use of derivatives. The Registrant notes that the “Principal Risks of Investing in the Portfolio” section includes a discussion of Commodities Risk, which the Registrant believes represents the principal risk of such investments.

Part B Comment

5.	Comment: In “The Administrator, Sub-Administrator, Custodian and Transfer Agent” discussion, the Staff notes the removal of much of the fee structure-related information. The Staff believes that such information should be added back into the discussion per the specific requirements of Form N-1A Item 19(d), Instructions 1(b) and 3, and Item 19(h).

Response: The Registrant believes the current disclosure is appropriate. Consistent with Items 19(d) and 19(h)(4) of Form N-1A, Item 19 of the Registrant’s Part B describes the basis for the compensation received by SSGA FM as administrator to the Registrant (fee based on the average aggregate net assets of the Portfolios) and State Street as sub-administrator, custodian and transfer agent to the Registrant (annual fixed fee per Portfolio). In addition, the Registrant does not believe that more detailed information regarding the fees paid for administrative, sub-administrative, custodial and transfer agent services is relevant to shareholders, as such fees are paid by the Adviser pursuant to its unitary management fee arrangement with each Portfolio. The Registrant notes that detailed information regarding each Portfolio’s unitary management fee is currently included in the registration statement, including the amount of each Portfolio’s management fee as a percentage of the Portfolio’s average daily net assets (Item 10) and the dollar amount paid to the Adviser by each Portfolio for the past three fiscal years (Item 19).

***************

We hope that the foregoing is responsive to each of the comments you provided. Please do not hesitate to contact the undersigned at (202) 373-6182 if you have any questions concerning the foregoing.

Sincerely,

/s/ Erica L. Zong Evenson
Erica L. Zong Evenson

cc:	Josh Weinberg, Esq.

W. John McGuire, Esq.